FOIA Confidential Treatment

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pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

February 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao

Angela Connell

Re:	Allogene Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

File No. 001-38693

Dear Li Xiao and Angela Connell:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 28, 2023 with respect to the above-referenced filing of Allogene Therapeutics, Inc. (“Allogene,” the “Company,” “our,” “us” or “we”). For your convenience, we have repeated the Staff’s comments before the Company’s responses below.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 85

1.

We note your response to our prior comment one and your proposed disclosure revisions for your research and development expenses. Please further help us understand whether you track your external costs by product/program. If you do, please provide the related disaggregated information. Otherwise disclose the fact that you do not track external costs by product/program.

We acknowledge the Staff’s comment and confirm that in future filings, starting with our Amended Annual Report on Form 10-K/A for the year ended December 31, 2022, we will disclose the fact that we do not track most of our external R&D expenses by program or product candidate because most of our external R&D expenses can be applied to different programs and product candidates. As an example, most of the purchased raw materials can be used in the manufacturing process of different product candidates. The amount of our external expenses for the year ended December 31, 2022 was approximately $[***], of which only $[***] can be assigned to specific programs or product candidates.

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Notes to Consolidated Financial Statements

6. Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited, page 111

2.

We note your response to prior comment two. We do not object to your determination that the License Agreement falls under the guidance in ASC 606. However, we do not see a basis for excluding the value of the Seed Preferred Shares received as partial consideration from the transaction price based on the application of the sales-based royalties guidance in ASC 606-10-55-65. Your basis for applying this guidance appears to be based on the recharacterization of your equity investment in Allogene Overland, which is in the form of Seed Preferred Shares, as “in substance a right to receive payments based on a percentage of net profit from commercial sales if and when the CAR T cell therapies are successful in clinical development, approved by regulators and commercially successful in the JV Territory.” Please address the following:

•

Cite the authoritative literature you relied upon in determining that it was appropriate to characterize your equity investment in Allogene Overland based on its economic substance rather than its legal form.

•

Explain your basis for determining that the economic substance was “a right to receive payments based on a percentage of net profit from commercial sales…” and point us to the specific sections of the organizational documents that outline these rights.

•

Explain your consideration of the Share Purchase Agreement dated December 14, 2020 which describes the Seed Preferred Shares as legal form equity capital with a par value of $0.0001 per share and a purchase price of approximately $2.2941 per share.

•	Provide us a copy of the Memorandum and Articles which set forth the rights, preferences, privileges and restrictions of the Seed Preferred Shares.

Please refer to our response to the Staff’s comment No. 3. below.

3.

We do not agree with your conclusion that because the License Agreement is within the scope of ASC 606, the guidance in ASC 323-10-30-2 and ASC 610-20 are not applicable. The Seed Preferred Shares received represent an equity investment in Allogene Overland and your respective ownership interest would require equity method accounting under ASC 323. ASC 323-10-30-2(b) specifically states that an investor should initially measure, at fair value, an investment in the common stock of an investee (including a joint venture) recognized upon the derecognition of a distinct nonfinancial asset or distinct in substance nonfinancial asset in accordance with Subtopic 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. Furthermore, ASC 610-20 specifically interacts with ASC 606.

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As it relates to the fair value of your equity investment, you stated that the estimated fair value, using net present value of future cash flows approach, on the date of transaction was de minimis due to various reasons listed. Explain why you did not consider the purchase price of $2.2941 specifically outlined in the Share Purchase Agreement to represent the fair value of your equity investment. In this regard, we note that Overland received 51 million Seed Preferred Shares for total cash consideration of $117 million based on the $2.2941 per share purchase price. It is therefore not clear why you would not have valued the 49 million Seed Preferred Shares you received at approximately $112.4 million. Please advise or revise accordingly.

Measurement of Seed Preferred Shares

Upon re-evaluation of the accounting for Seed Preferred Shares, the Company has concluded the Seed Preferred Shares will be initially measured at fair value of $[***]. The revised initial transaction price in accordance with ASC 606 with respect to the License Agreement will include the fair value of $[***] of the Seed Preferred Shares and the $40 million cash payment received from Allogene Overland. As a result, the revised initial transaction price of $[***] ($[***]+ $[***]) will be allocated as follows: (i) $[***] to the license of intellectual property and know-how, which will be recognized upon grant of license and delivery of know-how in the three months ended March 31, 2021 when the know-how was delivered; (ii) $[***] to the manufacturing license, related know-how and support, which will be recognized as the services are delivered; (iii) $[***] to the know-how developed in future periods, which will be recognized as the services are delivered and (iv) $[***] to participation in the joint steering committee, which will be recognized over time as the services are delivered.

Determination of Fair Value of Seed Preferred Shares

In estimating the fair value of the Seed Preferred Shares in accordance with ASC 820, the Company engaged a third-party valuation services firm to assist in determining the value of the Company’s investment as of December 14, 2020 (“Valuation Date”). The estimate of the business enterprise value of Allogene Overland relied on the value implied by Overland’s cash investment in Allogene Overland as the observable evidence supporting indication of value as of the Valuation Date, plus the probability adjusted present value of cash infusions expected from Overland in the future.

In considering the methodology of developing the estimate of the business enterprise value of Allogene Overland, the Company’s management (“Management”) considered that Overland received an ownership interest of 51% in Allogene Overland for total cash consideration of $117 million, to be paid through payment of the closing cash (approximately $[***]) at the closing and through the quarterly payments at each quarterly payment date.

Beginning in the first quarter occurring after the first anniversary of the closing of the Share Purchase Agreement (the “SPA”), Overland is obligated to pay to Allogene Overland an amount of cash equal to the lesser of the following (collectively, the “Quarterly Payments”):

(a)	[***]; and

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(b)	[***].

[***]

[***]

[***]

Therefore, Management applied a probability adjustment to the future Quarterly Payments. Additionally, consideration was given to present valuing these future Quarterly Payments.

The Company considered the following key information and sources in developing the probability adjustment:

1.

Probability of oncology companies successfully moving from Phase 1 to Phase 2 (Pharmaceutical Probability of Success by Serena Zhou and Rob Johnson, Hay Clin Dev Success Rates 2014 Nature Biotech, Clinical Development Success Rates 2006-2015 – BIO Biomedtracker Amplion, and 2021 Clinical Development Success Rates 2011-2020);

2.	Probability of CAR-T successfully moving from Phase 1 to Phase 2 (2021 Clinical Development Success Rates 2011-2020);

3.

Probability of NME Oncology companies successfully moving from Phase 1 to Phase 2, and Probability of Biological Oncology companies successfully moving from Phase 1 to Phase 2 (Hay Clin Dev Success Rates 2014 nature Biotech);

4.	Percentage of all startups that survive (The Venture Capital Funnel – CBI Insights);

5.	Percentage of startups that survive three years and Probability of startups receiving a second round of financing (The Venture Capital Secret – CBI Insights); and

6.	Probability of Non-NME Oncology companies successfully moving from Phase 1 to Phase 2 (Hay Clin Dev Success Rates 2014 Nature Biotech).

The probability of success listed in these sources for the information above ranges from 30.0% (percentage of startups that survive) to 69.2% (Probability of Non-NME Oncology companies successfully moving from Phase 1 to Phase 2). In consideration of the above factors, Management believed [***]% is the reasonable percentage probability for such adjustment.

As such, a probability of [***]% was applied on a cumulative basis to each quarterly payment following the Valuation Date, given the risk was expected to compound as time passed.

FOIA Confidential Treatment

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pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

The probability weighted payments from Overland were discounted at a rate of [***]%, based on the 2-year CCC-rated yield curve as of the Valuation Date. The CCC-rated yield curve was deemed to be an appropriate basis for the credit risk of Overland.

Based on the above information, the probability-adjusted present value of the remaining Quarterly Payments from Overland was estimated to be $[***]. In combination with Overland’s initial investment of $[***], the value of Overland’s total capital infusion was estimated to be $[***]. These cash payments were used as an indication of value for Overland’s 51% equity interests in Allogene Overland at the formation date. As such, the fair value of the Company’s 49% equity interests in Allogene Overland was estimated to be $[***].

Given the Company’s revised position regarding the fair value measurement of the Seed Preferred Shares, and our recent discussion with Staff, we understand Memorandum and Articles for the JV are no longer required.

4.

You disclose that the negative basis difference between the recorded amount for the shares in Allogene Overland in the Company’s financial statements and proportionate share of net assets of Allogene Overland would be tracked in the “memo” accounts. Please explain what you mean by “memo” account and how this complies with the guidance in ASC 323- 10-35-13 which states that “a difference between the cost of an investment and the amount of underlying equity in net assets of an investee shall be accounted for as if the investee were a consolidated subsidiary.” Considering that the resulting basis difference is attributable to IPR&D, explain whether this IPR&D has an alternative future use and if not, your consideration of charging off such basis difference as IPR&D expense. Refer to the Background and Basis for Conclusions of ASU 2023-05 for further discussion of such basis differences.

Accounting for Basis Difference

In accordance with ASC 323-10-35-13, the Company performed an analysis to identify if a basis difference exists by determining the difference between the cost of the investment of $[***] and the amount of the Company’s underlying equity in net assets of Allogene Overland as of the date of the investment. Overland contributed $[***] to Allogene Overland, out of which $40 million was paid to the Company as partial consideration for the License Agreement. Allogene Overland would expense the cash payment of $40 million and the fair value of Seed Preferred Shares issued to the Company for the rights to the License Agreement and the know-how in accordance with ASC 730-10-25-2(c), because it represents in-process research and development (“IPR&D”) rights with no alternative future use. As a result, the remaining net assets of Allogene Overland were comprised of $[***] cash (i.e., the $[***] contributed by Overland less the $40 million of partial consideration for the License Agreement). The Company’s amount of underlying equity in net assets of Allogene Overland was $[***] (i.e., 49% of $[***]) as of the date of the investment in Allogene Overland. Therefore, the Company determined the resulting basis difference of $[***] (i.e., the initial cost of the Company’s investment in Overland of $[***] less the Company’s

FOIA Confidential Treatment

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pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

underlying equity in net assets of $[***]) is attributable to the IPR&D rights and intellectual property, with no alternative future use, acquired by Allogene Overland under the License Agreement with the Company. Accordingly, as Allogene Overland’s asset is only cash, it does not represent a business, and the Company will expense the basis difference of $[***] in Other expenses within the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2020 and correspondingly will reduce the equity method investment in Allogene Overland by the same amount to $[***]. Subsequent to its investment, the Company expects to record its share of loss incurred by Allogene Overland in each reporting period.

The Company plans to file its Amended Annual Report on Form 10-K for the year ended December 31, 2022 which will include the restated consolidated financial statements as of December 31, 2021 and 2022 and each of the three years in the period ended December 31, 2022. In addition, the Company plans to include restated quarterly financial information for 2023 and 2022 in the Annual Report on Form 10-K for the year ended December 31, 2023.

* * * * *

FOIA Confidential Treatment

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pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Charles J. Bair at (858) 550-6142 or cbair@cooley.com or Asa M. Henin at (858) 550-6104 or ahenin@cooley.com of Cooley LLP.

Sincerely,

Allogene Therapeutics, Inc.

By:	/s/ David Chang
David Chang
President and Chief Executive Officer

Cc:	Geoffrey Parker
Chief Financial Officer
Allogene Therapeutics, Inc.

Charles J. Bair
Cooley LLP

Asa M. Henin
Cooley LLP